Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 770-I dated January 24, 2008

Underlying supplement no. 930 dated January 7, 2008

Registration Statement no. 333-134553

Dated January 24, 2008

Rule 433

Preliminary Terms and Conditions, January 24, 2008

Return Enhanced Notes with Contingent Protection

Linked to the Financial Select Sector SPDR® Fund

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 770-I dated January 24, 2008, underlying supplement no. 930 dated January 7, 2008 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 770-I, underlying supplement no. 930, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering, will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 770-I, underlying supplement no. 930, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers Inc. sales representative, such other dealer or 1-888-603-5847.

Summary Description

The Return Enhanced Notes with Contingent Protection Linked to the Financial Select Sector SPDR® Fund (the “Notes”) are designed for investors who want to express a bullish view towards the Financial Select Sector Index (the “Underlying Index”) through an investment linked to the Financial Select Sector SPDR® Fund (the “Index Fund”). If the Share Price of the Index Fund on the Final Valuation Date is above the Initial Share Price, at maturity, investors will receive their principal plus a positive return on their investment equal to the product of the Share Return and the Participation Rate. If the Share Price of the Index Fund on the Final Valuation Date is at or below the Initial Share Price and a Trigger Event has not occurred, at maturity investors will receive their principal. If the Share Price of the Index Fund on the Final Valuation Date is at or below the Initial Share Price and a Trigger Event has occurred, investors will lose the product of the absolute value of the Share Return and their initial investment. You should be willing to forgo interest and dividend payments during the term of the Notes and if the Share Return is negative and a Trigger Event occurs, lose some or all of your principal.

Key Terms

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†

Issue Price:	$1,000 per Note

Issue Size:	$[TBD]

Pricing Date:	[TBD]‡

Settlement Date:	[TBD]‡

Final Valuation Date:	[TBD]‡††

Maturity Date:	[TBD]‡††

Term:	3 years

Index Fund:	Financial Select Sector SPDR® Fund

Underlying Shares:	Shares of the Index Fund

Underlying Index:	Financial Select Sector Index

Payment at Maturity:

If the Final Share Price is above or equal to the Initial Share Price, you will receive a cash payment that provides you with a return on your investment equal to the product of the Share Return and the Participation Rate. Accordingly, if the Share Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Share Return × Participation Rate)

If the Final Share Price is below the Initial Share Price and a Trigger Event has not occurred, your principal will be fully protected. Accordingly, if the Share Return is negative and a Trigger Event has not occurred, you will receive a cash payment of $1,000 per $1,000 principal amount Note.

If a Trigger Event has occurred and the Share Return is negative, your investment will have downside exposure to the full amount of the negative Share Return, and you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Share Return) You will lose some or all of your investment at maturity if a Trigger Event has occurred and the Share Return is negative.

Participation Rate:	125% - 135%. The actual Participation Rate will be set on the Pricing Date.

Protection Percentage:	20% - 30%. The actual Protection Percentage will be set on the Pricing Date.

Trigger Event:	A Trigger Event occurs if, on any trading day during the Observation Period, the Share Price has declined below the Initial Share Price by more than the Protection Percentage.

Share Return:	Final Share Price — Initial Share Price Initial Share Price

Share Price:	The closing price per share of the Index Fund.

Initial Share Price:	The Share Price on the Pricing Date.

Final Share Price:	The Share Price on the Final Valuation Date, times the Share Adjustment Factor.

Share Adjustment Factor:	1.0 on the Pricing Date and subject to adjustment under certain circumstances. See “Description of Notes—Anti-Dilution Adjustments” in the accompanying product supplement no. 770-I for further information about these adjustments.

Observation Period:	The period from, and including, the Pricing Date to, and including, the Final Valuation Date.

Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof.

Minimum Investment:	$10,000

CUSIP:	5252M0CG0

ISIN:	US5252M0CG02

‡	Expected. In the event that we make any change to the expected Pricing Date and the Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remain the same.
†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity”, in the accompanying product supplement no. 770-I.

Investing in the Return Enhanced Notes with Contingent Protection Linked to the Financial Select Sector SPDR® Fund involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 770-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 930 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 770-I, underlying supplement no. 930 or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Us
Per Note	$1,000.00	$15.00	$985.00
Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $15.00 per $1,000 principal amount, or 1.5%, and may use any or all of these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

Lehman Brothers

January 24, 2008

Additional Terms Specific to the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 770-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 930 (which describes the Index Fund, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 770-I, underlying supplement no. 930, this term sheet and any other relevant terms supplement for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 770-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 770-I and “Risk Factors” in the accompanying underlying supplement no. 930, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement no. 770-I dated January 24, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508011300/d424b2.htm

♦	Underlying supplement no. 930 dated January 7, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508002201/d424b2.htm

♦	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc. and not to any of its affiliates.

Selected Purchase Considerations

♦	Uncapped Appreciation Potential: The Notes provide the opportunity to enhance equity returns by multiplying a positive Share Return by a Participation Rate in the range of 125% to 135% (the actual Participation Rate will be determined on the Pricing Date). The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by whether, and to the extent, the Share Return is positive. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

♦	Principal Protection ONLY in Limited Circumstances: Your principal will be protected only if a Trigger Event never occurs and the Notes are held to maturity.

♦

Concentration of the Index Fund: The return on the Notes is linked to a leveraged long position in the performance of the Index Fund. The Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. All of the securities included in the Underlying Index are issued by companies whose primary lines of business are directly associated with the U.S. financial services sector. As a result, any investment in the notes will be highly concentrated in one industry. For additional information about the Index Fund and the Underlying Index, see “The Financial Select Sector SPDR® Fund” and “The Financial Select Sector Index” in the accompanying underlying supplement no. 930.

♦	Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument.

Potential Application of the Constructive Ownership Rules. A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the Underlying Shares). Under the “constructive ownership” rules, if an investment in the Notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a United States holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) of the United States holder, determined as if the United States holder had acquired the Underlying Shares on the original issue date of the Notes at fair market value and sold them at fair market value on the Maturity Date (if the Notes were held until the Maturity Date) or on the date of sale or exchange of the Notes (if the Notes were sold or exchanged prior to the Maturity Date) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the United States holder in taxable years prior to the taxable year of the sale, exchange or settlement of the Notes (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or settlement of the Notes).

Although the matter is not clear, there exists a substantial risk that an investment in the Notes will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a United States holder in respect of the Notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the United States holder in respect of the Note over (ii) the “net underlying long-term capital gain” such United States holder would have had if such United States holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the Notes for an amount equal to the “issue price” of the Notes and, upon the date of sale, exchange or settlement of the Notes, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Notes). Accordingly, United States holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

Recent Tax Law Developments. On December 7, 2007, the Internal Revenue Service (the “IRS”) released a Notice indicating that the IRS and the Treasury Department are considering and seeking comments as to whether holders of instruments similar to the Notes should be required to accrue income on a current basis over the term of the Notes, regardless of whether any payments are made prior to maturity. In addition, the Notice provides that the IRS and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Code (as discussed above). It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the Notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the Notes. Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described in the accompanying product supplement no. 770-I under the headings “Risk Factors” and “Certain U.S. Federal Income Tax Consequences.”

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 770-I.

Selected Risk Factors

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 770-I and in the “Risk Factors” section of the accompanying underlying supplement no. 930. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the stocks included in the Underlying Index.

♦

Your Investment in the Notes May Result in a Loss: If a Trigger Event occurs, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the Final Share Price from the Initial Share Price. Accordingly, if a Trigger Event has occurred and the Final Share Price on the Final Valuation Date is below the Initial Share Price, your payment at maturity will be less than the principal amount of your Notes. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL IF A TRIGGER EVENT OCCURS AND THE SHARE RETURN IS NEGATIVE.

♦	No Assurances of Positive-Return Environment: While the Notes are structured to provide potentially enhanced returns in a positive-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

♦	No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks held by the Index Fund or stocks included in the Underlying Index would have.

♦	Differences Between the Index Fund and the Underlying Index: The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, because the shares of the Index Fund are traded on the American Stock Exchange and are subject to market supply and investor demand, the Share Price may differ from the net asset value per Underlying Share.

♦	Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of up to $15.00 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD THE NOTES TO MATURITY.

♦	Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦	Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦	Credit of Issuer: An investment in the notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the notes.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Share Price or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Index Fund.

♦	We Cannot Control Actions by the Other Companies Whose Stocks or Other Equity Securities are Represented in the Financial Select Sector Index: We are one of the companies that are represented in the Underlying Index, but we are not affiliated with any of the other companies whose stock is represented in the Underlying Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Underlying Index or your Notes. None of the money you pay us will go to any of the companies represented in the Underlying Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

♦	A Market Disruption Event on a Day that Would Otherwise be the Final Valuation Date Will Delay Settlement of the Notes: If a market disruption event occurs on a day that would otherwise be the Final Valuation Date, settlement of the Notes will be delayed, depending on the circumstances surrounding the market disruption event, for up to 8 trading days following the Maturity Date.

♦	Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the closing price of the Index Fund on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 770-I and the accompanying underlying supplement no. 930.

♦	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

♦	Anti-Dilution Protection is Limited: The calculation agent will make adjustments to the Share Adjustment Factor for certain adjustment events affecting the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.

Hypothetical Examples of Amounts Payable upon Maturity

Assumptions:
Index Fund:	Financial Select Sector SPDR® Fund
Initial Share Price:	$25.50
Principal amount per Note:	$1,000
Term:	3 years
Participation Rate:	130% (the midpoint of the range of 125% to 135%)
Share Return:	-100% to 100%
Protection Percentage:	25% (the midpoint of the range of 20% to 30%)

		Trigger Event Does Not Occur		Trigger Event Occurs
Hypothetical Share Return at Maturity	Hypothetical Final Share Price*	Hypothetical Payment at Maturity*	Hypothetical Total Return at Maturity	Hypothetical Payment at Maturity	Hypothetical Total Return at Maturity
-100%	0.00	N/A	N/A	$0.00	-100.00%
-75%	6.38	N/A	N/A	$250.00	-75.00%
-50%	12.75	N/A	N/A	$500.00	-50.00%
-45%	14.03	N/A	N/A	$550.00	-45.00%
-40%	15.30	N/A	N/A	$600.00	-40.00%
-35%	16.58	N/A	N/A	$650.00	-35.00%
-30%	17.85	N/A	0.00%	$700.00	-30.00%
-25%	19.13	$1,000.00	0.00%	$750.00	-25.00%
-20%	20.40	$1,000.00	0.00%	$800.00	-20.00%
-15%	21.68	$1,000.00	0.00%	$850.00	-15.00%
-10%	22.95	$1,000.00	0.00%	$900.00	-10.00%
-5%	24.23	$1,000.00	0.00%	$950.00	-5.00%
0%	25.50	$1,000.00	0.00%	$1,000.00	0.00%
5%	26.78	$1,065.00	6.50%	$1,065.00	6.50%
10%	28.05	$1,130.00	13.00%	$1,130.00	13.00%
15%	29.33	$1,195.00	19.50%	$1,195.00	19.50%
20%	30.60	$1,260.00	26.00%	$1,260.00	26.00%
25%	31.88	$1,325.00	32.50%	$1,325.00	32.50%
30%	33.15	$1,390.00	39.00%	$1,390.00	39.00%
35%	34.43	$1,455.00	45.50%	$1,455.00	45.50%
40%	35.70	$1,520.00	52.00%	$1,520.00	52.00%
45%	36.98	$1,585.00	58.50%	$1,585.00	58.50%
50%	38.25	$1,650.00	65.00%	$1,650.00	65.00%
75%	44.63	$1,975.00	97.50%	$1,975.00	97.50%
100%	51.00	$2,300.00	130.00%	$2,300.00	130.00%

*	Values have been rounded for ease of analysis.

The following examples assume a hypothetical Initial Share Price of $25.50, a Participation Rate of 130% (the midpoint of the range of 125% to 135%) and a Protection Percentage of 25% (the midpoint of the range of 20% to 30%). The actual Initial Share Price, Participation Rate and Protection Percentage will be set on the Pricing Date.

Example 1: If the Share Return is positive, you will receive your $1,000.00 principal amount plus a positive return on your principal equal to the product of the Share Return and the Participation Rate. The hypothetical Final Share Price is $30.60, 20% more than the Initial Share Price

30.60 - 25.50 = Share Return = 20% 25.50	20.00% × 130% = 26.00%
Hypothetical Return on Notes = 26.00%
Hypothetical Payment at Maturity = $1,260.00

Example 2: If a Trigger Event did not occur and the Share Return is negative, you will receive your $1,000.00 principal amount but no additional return. The hypothetical Final Share Price is $20.40, 20% less than the Initial Share Price

20.40 - 25.50 = Share Return = -20% 25.50	If a Trigger Event did not occur and the Share Return is negative, you will receive your full principal amount at maturity.
Hypothetical Return on Notes = 0.00%
Hypothetical Payment at Maturity = $1,000.00

Example 3: If a Trigger Event did occur and the Share Return is negative, you will lose the product of the absolute value of the Share Return and your initial investment. The hypothetical Final Share Price is $24.23, 5% less than the Initial Share Price

24.23 - 25.50 = Share Return = -5% 25.50	If a Trigger Event did occur and the Share Return is negative, you will lose the product of the absolute value of the Share Return and your initial investment.
Hypothetical Return on Notes = -5.00%
Hypothetical Payment at Maturity = $950.00

Historical Information

We obtained the various Share Prices below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical Share Prices should not be taken as an indication of future performance, and no assurance can be given as to the Share Price on the Final Valuation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

The following graph sets forth the historical performance of the Index Fund based on the daily Share Price from January 18, 2003 through January 18, 2008. The Share Price on January 18, 2008 was $25.50.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the Notes, up to $ additional aggregate principal amount of Notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional Notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be $            , $             and $            , respectively.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.